November 24, 2009
Mr. Tom Kluck, Legal Branch Chief
Ms. Stacie Gorman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3010
Washington, D.C. 20549-6010
VIA: EDGAR

RE:	Healthcare Realty Trust Incorporated Form 10-K for the year ended December 31, 2008, filed February 23, 2009 Schedule 14A, filed April 1, 2009 File No. 001-11852
Dear Mr. Kluck and Ms. Gorman:
     This letter is offered in response to the letter, dated November 13, 2009, from the staff of the Division of Corporation Finance (the “Staff”) to Healthcare Realty Trust Incorporated (the “Company”) regarding the above referenced filings. The Company’s response follows:
Comment No. 1: “We note your response to comment 3 of our letter dated August 21, 2009. Please confirm that you will disclose this response in future filings. Additionally, in the years that you conduct a peer review, please confirm that you will provide disclosure identifying those officers that are awarded compensation above or below the median of those in your peer group and the reason why the officer received compensation at a level that is above or below the median.”
Response: Our response to comment 3 in our letter dated September 3, 2009 in essence restated the disclosure made in our 2009 proxy statement regarding our 2006 executive compensation peer group survey and its use in setting executive compensation for the years 2007 through 2009. Also, as disclosed in our September 3 letter, an updated peer review survey was conducted in 2009 and will be used as a guide to set executive officers’ annual base compensation for the years 2010 through 2012. The Company confirms that similar disclosure of the 2009 peer review will be included in its applicable future filings. In addition, in the years that the Company conducts a peer review it will provide disclosure identifying those executive officers that are awarded compensation above or below the median of those in our peer group and the reasons why such executive officers receive compensation at a level that is above or below the median.

In connection with responding to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you wish to further discuss your comments and our responses thereto, please feel free to call me at (615) 269-8175.

Sincerely,
/s/ Scott W. Holmes
Scott W. Holmes
Executive Vice President and Chief Financial Officer

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